Exhibit 79

                          UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA



 -----------------------------------:    MASTER FILE NO. 98-CV-4109
 IN RE AMP SHAREHOLDERS LITIGATION  :
 -----------------------------------:    FIRST CONSOLIDATED
                                    :    CLASS ACTION COMPLAINT
 THIS DOCUMENT RELATES TO:          :
      ALL ACTIONS                   :
 -----------------------------------:    JURY TRIAL DEMANDED


           Plaintiffs, by their attorneys, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 9, and upon information and belief based, inter alia, upon the investigation of counsel including a review of public filings of defendant AMP, Inc. ("AMP" or the "Company"), reports, press releases and articles pertaining to the
 Company:

                              NATURE OF THE ACTION

           1. Plaintiffs bring this action as a class action on behalf of themselves and all other stockholders of AMP who are similarly situated, against the directors and/or senior officers of AMP to enjoin certain actions which are intended to effectively eliminate the AMP shareholders' statutory and common law rights to vote on issues of corporate governance as more fully described below.

           2. In particular, the defendants have attempted to extinguish the AMP shareholders' fundamental voting rights, abusing their fiduciary positions of control over AMP to defeat AlliedSignal, Inc. ("Allied") and any other entity in any legitimate attempt to acquire the Company.

           3. (a) In addition, defendants, to foreclose any unsolicited bids, have implemented or are using several anti-takeover devices, including, but not limited to, a "Poison Pill" i.e. a shareholders's rights plan described below in detail. The Poison Pill has been amended several times since Allied commenced efforts to acquire AMP. The Poison Pill amendments prohibit any acquisition of AMP unless the defendants or their hand-picked successors support the offeror's plan. The most recent such amendment would make the Poison Pill non-redeemable and incapable of being further amended by anyone if the AMP shareholders adopt a bylaw limiting AMP board's powers regarding the Poison Pill. Defendants have illegally vitiated the shareholder's right to elect directors who will have full and complete authority to direct AMP's business.

                (b) The Pennsylvania Anti-Takeover Statute, as alleged below, unlawfully invalidates any offer from any potential acquirer, in violation of the Commerce Clause, the Supremacy Clause, and the Due Process Clause of the United States Constitution.

           4. Regardless of the directors' authority to direct the Company's response to takeover bids, AMP's shareholders retain the right, inherent in their share ownership, to select directors who will have full authority to manage AMP.

           5. The Individual Defendants are abusing their fiduciary positions of control over AMP to stop legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company, The actions of the Individual Defendants constitute a breach of their fiduciary duties to AMP in failing to respond reasonably and on an informed basis to bona fide offers for the Company. These actions are contrary to federal and state law.

                             JURISDICTION AND VENUE

           6. This action is brought pursuant to the Supremacy Clause (art. VI, cl. 2), the Commerce Clause (art. 1. section 8, cl. 3), the Due Process Clause (amends. V and XIV) of the United States Constitution and the Williams Act; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C. section 2201. In accordance with Federal Rule of Civil Procedure 24(c), plaintiffs direct Court to 28 U.S.C. section 2403, pursuant to which the Court shall notify the state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

           7. This Court has subject-matter jurisdiction of this action pursuant to 28 U.S.C. sections 1331 and 1367(a).

           8. Venue is proper in this District pursuant to 28 U.S.C. sections1391(b) and (c).

                                   THE PARTIES

           9. Plaintiffs, are and at all relevant times hereto have been the owners of shares of AMP.

           10. Defendant AMP is a Pennsylvania corporation with its principal executive offices located in Harrisburg, Pennsylvania. AMP designs, engineers, develops, integrates, installs and operates aerospace and automotive products.

           11. The Individual Defendants, and their positions, are as follows:

 Ralph D. DeNunzio      Director of the Company and President of Harbor
                        Point Associates, Inc., New York, New York, a private investment consulting firm.

 Barbara H. Franklin    Director of the Company, President and Chief
                        Executive Officer of Barbara Franklin Enterprises,
                        Washington, D.C., a private, international consulting and investment firm, since 1995.

 Joseph M. Hixon, III   Director of the Company and Retired Chairman of the
                        Board of Hixon Properties Incorporated, San Antonio
                        Texas.

 William J. Hudson, Jr.,Director of the Company and Former Chief Executive
                        Officer and President of the Company.

 James E. Marley        Former Chairman of the Board of Directors of the
                        Company.

 Harold A. McInnes      Director of the Company, Retired Chairman of the
                        Board of Directors and Chief Executive Officer of the Company.

 Jerome J. Meyer        Director of the Company and Chairman of the Board
                        and Chief Executive Officer of Tektronix, Inc.,
                        Wilsonville, Oregon.

 John C. Morley         Director of the Company and President of Evergreen
                        Ventures, Ltd., Cleveland, Ohio.

 Robert Ripp            Chairman and CEO.

 William S. Urkiel      Vice President and Chief Financial Officer of the
                        Company since 1998.

 Paul G. Schloemer      Director of the Company, Retired President and
                        Chief Executive Officer of Parker Hannifin
                        Corporation, Cleveland, Ohio.

 Takeo Shiina           Director of the Company and Chairman of the
                        Advisory Council of IBM Japan, Ltd.

 Richard P. Clark       Divisional Vice President of the Company, Global
                        Wireless Products Group since 1995.

 Herbert M. Cole        Vice President and President of the Company, Global
                        Terminal and Connector Operations and President, the Americas Region (acting) since 1998.

 Thomas J. DiClemente   President of the Company, EMA (Europe, Middle East,
                        Africa) and Vice President since 1997.

 Rudolf Gassner         President of the Company, Global Personal Computer
                        Division and Vice President since 1997.

 Charles W. Goonrey     Vice President and General Legal Counsel of the
                        Company since 1992.

 Juergen W. Gromer      President of the Company, Global Automotive
                        Division and Vice President since 1997.

 John E. Gurski         President of the Company, Global Operations and
                        Vice President since 1996 and President, Global
                        Value-Added Operations since 1998.

 Javad K. Hassan        Vice President of the Company, Global Strategy and
                        Development since 1998.

 David F. Henschel      Corporate Secretary and Associate General Legal
                        Counsel of the Company since 1993.

 John H. Kegel          Vice President of the Company, Asia/Pacific since
                        1998.

 Mark E. Lang           Controller of the Company since 1998.

 Philippe Lemaitre      Vice President and Chief Technology Officer of the
                        Company since he joined the Company in 1997.

 Joseph C. Overbaugh    Treasurer of the Company since 1993.

 Nazario Proietto       President, Global Consumer, Industrial and Power
                        Technology Division of the Company since 1998 and Vice President since 1997.

           12. By virtue of their positions as directors and/or senior officers of AMP and their exercise of control over the business and corporate affairs of AMP, the AMP officers and directors named as defendants herein (the "Individual Defendants") have and at all relevant times had the power to control and influence, and did control and influence, and cause AMP to engage in the illegal practices complained of herein. All Individual Defendants owed and owe AMP fiduciary obligations and were and are required: (a) to use their ability to control and manage AMP in a fair, just and equitable manner; (b) to act in furtherance of the best interests of AMP; (c) not to interfere with the shareholder's right to vote; (d) refrain from abusing their positions of control; (e) not to favor their own interests at the expense of AMP and its stockholders; and (f) not to cause AMP to breach the contract right of its shareholders to effectively vote their shares on issues of corporate governance. The Individual Defendants owed and owe plaintiffs and other members of the Class the highest obligations of good faith, fair dealing, loyalty and due care.

           13. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of AMP, are breaching their fiduciary duties to AMP and their duty not to interfere with (a) the shareholder's right to vote, and (b) a duly elected director's right to manage the Company.

           14. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his or her capacity as a director and/or senior officer of the Company, and the liability of each arises from the fact that he, she or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                          CLASS ACTION ALLEGATIONS

           15. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of themselves and all other shareholders of AMP (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in Interest (the "Class").

           16. This action is properly maintainable as a class action for the following reasons:

                (a) The Class is so numerous and geographically dispersed that joinder of all members is impracticable. As of September, 1998, AMP reported that there were more than 214 million shares of common stock outstanding. It is unknown prior to discovery how many shareholders are in the Class, but such information is known by or available to defendants, and it is believed that the number of shareholders comprising the Class is over 15,000.

                (b) There are questions of law and fact common to members of the Class which predominate over any questions affecting only individual members. The common questions include, inter alia:

                     (1) whether the anti-takeover protections of sections 2551 through 2556 of the Pennsylvania Business Corporation Law ("PBCL") are unconstitutional on their face or as applied;

                     (2) whether the Individual Defendants (a) have breached their fiduciary duties owed to AMP, and (b) have breached the common law and statutory rights of the Class;

                     (3) whether the Individual Defendants have engaged and are continuing to engage in an unlawful plan or scheme which is violative of the rights of the Class as shareholders to elect directors who will have full authority to manage AMP;

                     (4) whether the Individual defendants omitted material information from its proxy solicitation materials in violation of Section 14(d) of the Exchange Act; and

                     (5) whether AMP, plaintiffs and other members of the Class are being and will continue to be irreparably injured by the wrongful conduct alleged herein; and (b) what is the proper remedy and/or measure of damages?

                (c) The claims of plaintiffs are typical of the claims of other members of the Class and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class.

                (d) Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

           17. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation as a class action.

           18. Defendants are acting in a manner which affects all AMP shareholders in the same or similar fashion and would be subjected to potentially differing legal requirements or standards of conduct if this litigation were not certified to proceed as a class action.

           19. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the Individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and defendants' violations of law will proceed without remedy.

                          SUBSTANTIVE ALLEGATIONS

           20. Defendant AMP designs, manufactures and markets a broad range of electronic, electrical and electro-optic connection devices and certain in connection systems. AMP is a publicly traded company, incorporated under Pennsylvania law and maintains its principal executive offices in Harrisburg, Pennsylvania.

           21. Allied is a Delaware corporation with its principal executive offices in Morristown, New Jersey. Allied employs over 70,000 people and is an industry leader in the manufacturing of aerospace, automotive and engineered materials. Allied is a component of the Dow Jones Industrial Average, Standard & Poor's 500 Index.

 A.   AMP'S ANTI-TAKEOVER DEVICES PRIOR TO ALLIED'S TENDER OFFER

           22. AMP has had numerous deterrents in place to thwart a takeover since as early as 1989.

      i.   THE POISON PILL

           23. Foremost, AMP has a shareholder rights plan commonly known as a "Poison Pill" which was adopted by the AMP Board of Directors in 1989 (the "Original Poison Pill").

           24. Under the Original Poison Pill, should the Company be confronted with a hostile suitor, the AMP board could authorize and declare a dividend of one common share purchase right (a "Right") per outstanding share of AMP, payable to shareholders of record as of the close of business on November 6, 1989.

           25. The Original Poison Pill provides that the Rights do not become exercisable until ten business days following the first public announcement that a person (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of AMP common stock (the "Stock Acquisition Date"), at which time each holder of a Right, other than an Acquiring Person, is entitled, upon exercise of the Right, to receive common stock having a market value equal to two times the Purchase price. The effect of this provision (the "Flip-In Provision") thus would be a massive dilution of the value of the holding of an unwanted acquiror like Allied.

           26. The Dead Hand Restriction. The Original Poison Pill could have been redeemed by the AMP Board until 10 business days after a person becomes an Acquiring Person. The Board's ability to redeem the Rights, however, was restricted by a provision of the Poison Pill that served no purpose other than to restrict shareholders' voting rights and entrench the Board (the "Dead Hand Restriction").

           27. Under the Dead Hand Restriction, redemption of the Poison Pill required the approval of a majority of Continuing Directors. Continuing Directors were members of the Board who were not Acquiring Persons or representatives of an Acquiring Person, and either (a) were directors prior to the institution of the Poison Pill, or (b) are nominated by a majority of "Continuing Directors." The Poison Pill could be redeemed by a majority of Continuing Directors only (i) after a person becomes an Acquiring Person but prior to the expiration of a ten business day period, or (ii) after a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the time of the commencement of a proxy or consent solicitation. Furthermore, the Dead Hand Restriction provided that the Poison Pill could be amended only by Continuing Directors.

      ii.  THE PENNSYLVANIA ANTI-TAKEOVER STATUTE

           28. AMP had also adopted, among other provisions, the anti-takeover protections of PBCL sections 2551-2556 (the "Business Combination Statute").

           29. Under the Business Combination Statute, an interested shareholder cannot engage in a business combination with AMP for five years unless the acquisition of the shares or the business combination is approved by the AMP Board before an "Interested Shareholder" becomes the beneficial owner, directly or indirectly, of at least 20% of AMP's shares.

           30. The effect of the Business Combination Statute is to substantially delay or make impossible acquisitions or changes of control of AMP, thus preventing changes in the management of AMP, and not allowing transactions which AMP shareholders may otherwise deem to be in their best interests.

 B.   PRELIMINARY OVERTURES

           31. On July 29, 1998, Allied Chairman and Chief Executive Officer, Larry Bossidy, telephoned AMP's former CEO and President, Individual Defendant William J. Hudson, to inquire whether AMP would be interested in pursuing a negotiated business combination with Allied. Defendant Hudson and Bossidy did not speak at that time as Defendant Hudson was purportedly unavailable.

           32. On July 30, 1998, Bossidy sent a letter to Defendant Hudson that proposed a combination of Allied and AMP and that Allied was prepared to offer $43.50 per share in cash for all of AMP's outstanding shares. The $43.50 per share offer represented a 50% premium over AMP's recent market trading price. AMP did not respond.

 C.   THE TENDER OFFER & CONSENT SOLICITATION

           33. Following AMP's failures to respond to Allied's offer, on August 4, 1998, Allied announced that it would commence both a Tender Offer (the "Original Tender Offer") for all of AMP's outstanding shares at $44.50 per share and a consent solicitation ("Consent Solicitation") to gain majority representation on the AMP Board.

           34. Specifically, the Consent Solicitation would request AMP's shareholders to (1) approve an amendment to AMP's Bylaws that would allow an increase in AMP's Board of Directors from 11 to 28 members; (2) elect Allied's 17 nominees to the newly created Board seats, thereby giving Allied control over AMP.

           35. The Original Tender Offer was fixed to expire at midnight on September 11, 1998. As discussed below, this expiration has been modified and extended.

           36. The Original Tender Offer also contained a provision providing for a second-step merger where remaining, untendered shares would also receive $44.50 per share when AMP was finally merged into Allied.

 D.   ALLIED REQUESTS AMP TO SET A CONSENT SOLICITATION RECORD DATE

           37. On August 11, 1998, Allied requested in writing that AMP fix August 31, 1998 as the record date for the Consent Solicitation. On August 21, 1998, the AMP Board fixed October 15, 1998 as the record date, not the requested August 31, 1998 date.

           38. The purported grounds for the Board's fixing the October 15 Record Date, as publicly stated by the AMP Board, were (a) to ensure that "adequate information is available" to AMP's shareholders and (b) to give AMP "sufficient time to comply with the broker search card requirements of Rule 14a-13 under the Securities Exchange Act of 1934, as amended" (the "Search Provision"). Neither of those purported justifications warranted putting off the record date beyond August 31, let alone delaying it until October 15.

           39. There was no basis for the AMP Board's stated concerns because the requested August 31 record date was suitable to provide adequate information to AMP's shareholders. Moreover, the SEC proxy rules that govern the Consent Solicitations are designed to ensure that AMP's shareholders would have all material information to make an informed decision before they gave their written consents.

           40. In fact, on August 13, even before the AMP Board fixed the record date, AMP filed with the SEC preliminary Consent Revocation Statement, pursuant to Section 14(a) of the Exchange Act, and the information was publicized and made available to AMP shareholders. That filing, which was amended on August 26, 1998 (as amended, "the preliminary
 Schedule 14A"), was made for the purpose of commencing a solicitation campaign to obtain consent revocations from AMP shareholders and thereby seek to block Allied's Consent Solicitation.

           41. Similarly, the notice period contemplated by the Search Provision was effectively satisfied by Allied's request for the fixing of an August 31, record date, since the request was made and widely publicized on August 11, twenty days in advance of Allied's requested record date.

           42. AMP's fixing of the October 15 Record Date was arbitrary and unnecessary for the orderly functioning of the consent process.

           43. Nevertheless, Allied agreed not to contest the October 15 Record Date.

 E.   THE NON-REDEMPTION AMENDMENT OF AMP'S POISON PILL

           44. As stated above, AMP prior to Allied's efforts, employed a strict Poison Pill to thwart hostile offers. However, AMP did not believe these defensive measures sufficient enough so, on August 20, 1998, it amended the original Poison Pill (the "First Amended Poison Pill").

           45. The First Amended Poison Pill includes more onerous and unconscionable provisions. While the First Amended Poison Pill no longer contains a "Dead Hand" provision, it was strengthened with a non-redemption provision (the "Non-Redemption Provision").

           46. The Non-Redemption Provision prevents any directors including continuing directors from redeeming the Poison Pill upon the election of a new majority to the Board. Once triggered, the Non-Redemption Provision prevents the consummation of tender offers or mergers until the expiration of the Non-Redemption Provision on November 6, 1999.

           47. The AMP Board also changed the Poison Pill to make it non-amendable as soon as it becomes non-redeemable, which makes the Non-Redemption Provision, once triggered, irreversible.

           48. Moreover, the AMP Board amended the definition of a "qualifying offer." A qualifying offer had been defined as an offer that was viewed favorably by the Board of Directors and would not trigger the Poison Pill's defensive mechanisms. Now, once the Poison Pill is triggered and subject to the new Non-Redemption Provision, no offer may be considered a Qualifying Offer which a Board could approve. In short, the Poison Pill is now non-redeemable and bars the acceptance of a qualifying offer until at least November 6, 1999.

           49. The Non-Redemption Provision also removes from a newly constituted AMP Board any ability to approve extraordinary transactions
 such as a merger or sale of assets   until the Poison Pill expires on
 November 6, 1999, no matter how beneficial this transaction may be to AMP. Unilateral removal of this authority, responsibility and discretion is an illegal encroachment on the power of the board of directors as set forth under PBCL Sections 1502(18), 1525, 1712, 1715, and 1721, as well as an illegal encroachment on the voting rights of the AMP shareholders.

           50. Since Allied's Tender Offer would be of no effect without support of the holders of a majority of AMP's shares, the AMP board could have had no motive to take these actions other than to strip the AMP shareholders of their right to elect new directors who would act in the shareholders' interests, and who, subject to their fiduciary duties, would be empowered to support Allied's or any other tender offer.

 F.   AMP'S SCHEDULE 14D-9 PUBLIC STATEMENTS

           51. On August 21, 1998, AMP announced that it opposed the Original Tender Offer, and filed with the SEC a schedule 14D-9, which has been amended (the "Schedule 14D-9"), describing the AMP Board's opposition.

           52.  AMP's Schedule 14D-9 states, in part, that:

           "The AMP Board of Directors has determined, by the unanimous vote of those present, that the AlliedSignal Offer is inadequate, does not reflect the value or prospects of AMP and is not in the best interests of AMP and its relevant constituencies, including its shareholders, as described in more detail below. Accordingly, the Board by such unanimous vote recommends that AMP's shareholders reject the AlliedSignal Offer and not tender their shares pursuant to the AlliedSignal Offer."

           53. AMP stated its reasons for rejecting Allied's offer and cited its "restructuring, new initiatives and business plans" to justify AMP shareholders' rejection of the Tender Offer.

           54. Specifically, AMP stated, in part, the Tender Offer should be rejected because of the AMP Board's belief that:

           ". . . based on the factors described below, that the AlliedSignal Offer is inadequate and does not reflect the inherent value of AMP as the world's largest supplier of electrical and electronic connectors;

           (ii) the Board's familiarity with, and management's review of, AMP's business, financial condition, results of operations, business strategy and future prospects, as well as the steps being taken to improve the profitability of AMP, including:

           - reshaping AMP's manufacturing into a "global manufacturing company", including the consolidation and redeployment of manufacturing operations"

                                 *   *   *

           "(iv) the Board's belief that the new management team is well suited to implement the profit improvement program"

                                 *   *   *

           "(viii) the written opinion, dated August 20, 1998, of [CS First Boson] that, as of such date, the AlliedSignal Offer was inadequate, from a financial point of view, to the holders of shares (other than AlliedSignal and its affiliates); the full text of the opinion of [CS First Boston], setting forth the assumptions made, matters considered and limitations on the reviews undertaken, is included as Exhibit 10 hereto and should be read in its entirety;"

                                 *   *   *

           "(x) the apparent lack of overlap and potential synergies between the respective businesses of AMP and AlliedSignal, evidenced in the Board's view, by AlliedSignal's disposition of Amphenol, a competitor of AMP, in 1987, as well as the market's reaction to the Offer as reflect in the significant decline in the trading value of AlliedSignal's shares following its announcement of the AlliedSignal Offer,"

           55. Moreover, AMP has stated that it intends to engage in a "profit improvement program" with a "new management team" to increase shareholder value.

           56. In a letter to AMP's shareholders dated September 5, 1998 and attached as an Exhibit to a September 8, 1998 Amendment to AMP's
 Schedule 14D-9, Defendant Ripp, AMP's Chairman, stated, in part, that:

           "You will be asked to make some important decisions concerning your investment in AMP. In making those decisions, we urge you to keep in mind the following:

           -- Implementation of AMP's Profit Improvement Plan is now being accelerated.

           -- Positive results of the Plan are expected to be reflected in the fourth quarter of this year.

           -- The Plan is expected to generate an operating margin of 13.5% in 1999 with an EPS of at least $2.30, and an operating margin of 16.5% in 2000 with an EPS of at least $3.00.

           -- We are actively pursuing ways to accelerate the benefits of this Plan and exploring options to INCREASE VALUE FURTHER IN THE NEARER TERM.

           THE PROFIT IMPROVEMENT PLAN IS DESIGNED TO BENEFIT YOU. DON'T LET ALLIEDSIGNAL CAPTURE OUR FUTURE FOR THE BENEFIT OF ITS OWN SHAREHOLDERS!

           You can best protect your interests by NOT tendering any of your shares to AlliedSignal and NOT signing any consent that will be solicited by AlliedSignal.

 (Emphasis in original).

           57. AMP further stated in its Schedule 14D-9 that "[AMP's] new management team is well suited to implement the profit improvement plan."

           58. AMP apparently had no intention of ceasing its campaign to keep control of AMP in the hands of current management despite the will of AMP's shareholders. Ripp was reported in a Wall Street Journal aritcle, dated September 11, 1998, as stating that, even if 75% of AMP's shares are tendered, he still plans to fight Allied's Offer until AMP's Poison Pill expires in November 1999.

           59. The statements in the Schedule 14D-9 and made in connection with the Tender Offer violate section 14 of the Exchange Act because the Individual Defendants were in no way neutral and had decided as early as Allied's initial overture to reject, without a thorough and objective review, the Original Tender Offer as well as any other.

           60. Moreover, AMP's statements in its schedule 14D-9 that, inter alia, it was undertaking a "profit improvement plan" that would maximize shareholder value, improve AMP's operating margins, revenues, earnings and stock price violate section 14 because AMP had experienced several quarters of material losses and internally knew that future quarters were shaping up to be poor and because they fail to disclose all material facts necessary for AMP's shareholders to make an informed decision regarding the voting or disposition of their shares.

           61. AMP also stated in its Schedule 14D-9, without a reasonable basis, that it expected 1999 earnings to exceed $2.33 per share. However, as undisclosed by AMP in its Schedule 14D-9, analysts polled by First Call expected AMP's actual 1999 earnings per share not to exceed $1.96.

           62. AMP stated in its Schedule 14D-9 that the "profit improvement plan" would promptly improve AMP's financial health despite the fact the Company was suffering from tremendous losses in Asian markets and AMP, as stated in its July 31, 1998 Form 10Q for the period ending June 30, 998 (released just days prior to Allied's initial overture) that:

           "Asia/Pacific sales, approximately 18% of total sales, were down 7.1% in local currencies and 17.3% in U.S. dollars for the quarter ended June 30, 1998 as compared to the corresponding prior year quarter. For the six months ending June 30, 1998, net sales were down 2.7% in local currencies and 11.5% in U.S. dollars from the comparable prior year period. Sales in Japan were down 9.8% in local currency and 20.7% in U.S. dollars from the comparable prior year quarter and 7.3% in local currency and 14.9% in U.S. dollars from the six months ended June 30, 1997. Weakening sales throughout the Asia/Pacific region, primarily caused by the economic slowdown in Japan and throughout the Asia/Pacific region, has had a negative impact on the Communications, Motor Vehicles, and the Consumer, Industrial, and Power industries, while sales in the Personal Computer Industry were up slightly."

           63. Accordingly, Asian markets accounted for nearly 18% of AMP's total sales and these markets continued to produce dismal results and AMP knew that the problems could not be remedied in the immediate future.
 AMP's Schedule 14D-9 did not fully and fairly disclose the severity of the Asian market crisis and that it would continue to plague AMP's revenues going forward.

           64. Further, despite AMP's statements in the Schedule 14D-9 concerning the viability of the "profit improvement plan," AMP had engaged in numerous restructuring programs over the previous five years that were unsuccessful and AMP failed to disclose the severity of these failures in the Schedule 14D-9.

           65. Despite AMP's representation in the Schedule 14D-9, AMP has not provided shareholders with a detailed report by CS First Boston or any other investment bank that justified AMP's conclusion that Allied's bid was inadequate.

           66. AMP's schedule 14D-9 stated that AMP had engaged a new management team to improve AMP's value. In fact, AMP has merely shuffled several key employees and elevated Ripp to serve as Chief Executive Officer.

 G.   THE ORIGINAL TENDER OFFER'S FIRST EXPIRATION DATE

           67. The Original Tender Offer was fixed to expire on September 11, 1998. As of September 11, 1998, AMP shareholders owning 157 million shares or approximately 72% of AMP's total outstanding shares tendered to Allied. This is an extraordinary high percentage of tendered stock, especially given AMP's open hostility towards Allied, the series of misstatements issued by AMP and AMP's statement that it considered the Allied offer inadequate.

 H.   ALLIED AMENDS THE TENDER OFFER AND CONSENT SOLICITATION

           68. Premised on the fact that AMP had previously amended its Poison Pill on August 20, 1998 so that it would be triggered if Allied acquired 20% or more of AMP's outstanding stock, on September 14, 1998, Allied amended its Original Tender Offer (the "Amended Offer") and amended its consent solicitation (the "Amended Consent Solicitation").

           69. Thus, the Amended Offer provided that Allied would only acquire 40 million shares of AMP at $44.50 - less than 20% of AMP's outstanding stock and accordingly not trigger the First Amended Poison Pill.

           70. The Amended Consent Solicitation included a proposal pursuant to PBCL Section 1721 and Article VII of AMP's Articles (the "Shareholder Rights Proposal") which, if approved by AMP's shareholders, would remove from AMP's Board all powers with respect to AMP's Rights Agreement, and would vest those powers in a group of agents (the "Rights Agreement Managing Agents").

           71. The Rights Agreement Managing Agents would cause the Rights Agreement to be amended to make the Poison Pill inapplicable to (i) any tender or exchange offer (including Allied's Tender Offer), if as a result of completion of the offer, the offeror would own a majority of outstanding shares of AMP common stock, and (ii) any merger that either does not require shareholder approval or is approved by the requisite vote of AMP shareholders.

           72. The shareholder rights proposal would afford AMP shareholders the opportunity to exercise their voting rights so as to control AMP's Poison Pill in accordance with their own determination of what is in the best interests of AMP.

 I.   AMP RESPONDS WITH A DRACONIAN AMENDMENT
      TO THE FIRST AMENDED POISON PILL

           73. On September 18, 1998, realizing that Allied's efforts could be successful in that nearly 3/4 of AMP's shareholders had tendered, AMP's Board again amended the First Amended Poison Pill (the "Nullification Poison Pill").

           74. Under the Nullification Poison Pill, if holders of a majority of AMP's shares adopt a Bylaw limiting the AMP's board's powers regarding the Poison Pill, the Poison Pill would become non-redeemable and non-amendable.

           75. The Nullification Poison Pill is clearly ultra vires as its effect is to attempt to repeal Article VII of AMP's Articles by AMP board fiat without a shareholder vote as required under the Articles.

           76. Moreover, the Nullification Poison Pill also attempts to replace section 1721 of the PBCL by AMP Board Fiat without a vote of the Pennsylvania legislature.

           77. PBCL section 1721, which codifies the age old maxim that directors shall serve and execute powers pursuant to the will of the shareholders, provided, however, that "a by law adopted by the shareholders" can modify, limit, or even eliminate the authority of a board of directors to exercise corporate power.

           78. Article VII of AMP's Articles explicitly provides that "except as otherwise provided . . . by By-laws . . ., all corporate powers may be exercised by the Board of Directors. . . ."

           79. AMP's Nullification Poison Pill flies in the face of both the PBCL and Article VII of AMP's Articles by unlawfully operating to restrict the authority of future boards without approval of the shareholders.

 J.   ALLIED CONTINUES TO PRESS FORWARD

           80. In response to AMP's September 18, 1998 announcement that it had adopted the Nullification Poison Pill, Allied, later that same day, announced that it would still go forward with amended $44.50 cash offer for 20 million shares of AMP. 20 million shares only represents approximately 9% of AMP's outstanding common stock and acquiring only 9% will not trigger the Nullification Poison Pill (the "September 18 Amended Offer").

           81. Also, Allied announced on September 18, 1998 that the September 18 Amended Offer would expire on October 2, 1998.

 K.   AMP'S CONTINUED EFFORTS TO STOP ALLIED AND
      DEPRIVE AMP SHAREHOLDERS OF THEIR RIGHTS

           82. On September 23, 1998, it was reported over numerous news wires that AMP's Chairman Ripp met with Pennsylvania state legislators in an effort to lobby them to change Pennsylvania law. Ripp's proposed amendment, reportedly drafted by AMP's counsel, would effectively eliminate the Consent Solicitation mechanism from Pennsylvania corporate law. As proposed, stockholders in Pennsylvania companies could take action only at scheduled meetings and not by written consent for 18 months after a hostile bid. If this amendment were passed, shareholders in Pennsylvania companies will be disenfranchised of any meaningful voting ability during a hostile tender.

 L.   AMP, AGAIN, ENDEAVORS TO STOP THE CONSENT SOLICITATION PROCESS

           83. On September 23, 1998, AMP again interfered with AMP's shareholders' rights to choose their own corporate destiny.

           84. As stated above, the Consent Solicitation initially had a record date set for October 15, 1998. However, on September 23, 1998, AMP changed the rules again and delayed the October 15 date to November 16, 1998. There was no justifiable reason to alter these dates other than to, again, interfere with AMP's shareholders' rights to choose the Company's directors and amend its bylaws and/or articles of incorporation.

                                  COUNT I

            (For Violation of Section 14(d) of the Exchange Act
                   and Rule 14d-9 Promulgated Thereunder)

           85. Plaintiffs repeat and reallege the allegations above as if set forth herein.

           86. Rule 14d-9, 17 C.F.R. section240.14d-9, promulgated by the SEC pursuant to Section 14(d) of the Exchange Act, prohibits the target company and its employees from making any recommendation concerning a tender offer to the target company stockholders unless, as soon as practicable on the date any such solicitation or recommendation is made, a
 Schedule 14D-9 is filed with the SEC and a copy is delivered to the offeror. The Schedule 14D-9 must contain the information set forth in Rule 14d-9, including, among other things, the nature of the solicitation or recommendation and particularized reasons for the solicitation or recommendation.

           87. Section 14(e) and Rule 14e-2(a) provide that the target company must publish or give shareholders a measured statement to the effect that it either recommends, accepts, rejects or takes no position with regard to the offer.

           88. Rule 14d-9(b) explicitly states that if any material change occurs in the information set forth in the Schedule 14D-9, said change must be immediately disclosed by way of an amendment to Schedule 14-9.

           89. In violation of Section 14(d) and Rule 14D-9, the Schedule 14D-9 filed by AMP with the SEC, omits material information regarding the reasons why AMP stated Allied's Tender Offer was inadequate and fails to disclose all material facts necessary to allow the shareholders to make a fully informed decision.

           90. By reason of the foregoing, Plaintiffs were harmed in that they were deprived of material information required to be publicly, accurately, and fully disclosed by Defendants under applicable law.

           91.  Plaintiffs and the Class have no adequate remedy at law.

                                  COUNT II

            (For Violation of Section 14(e) of the Exchange Act)

           92. Plaintiffs repeat and reallege the allegations above as if set forth herein.

           93. In violation of Section 14(e) of the Exchange Act, the Revised Schedule 14D-9 omits material information concerning AMP's purported reasons for stating Allied's Tender Offer was insufficient and is materially misleading as set forth herein.

           94. By reason of the foregoing, Plaintiffs have been and are being harmed in that they are being deprived of material information required to be publicly, accurately, and fully disclosed by Defendants under applicable law, which information is essential to a full and fair consideration of the solicitation materials.

           95.  Plaintiffs and the Class have no adequate remedy at law.

                                 COUNT III

            FOR INJUNCTIVE AND DECLARATORY RELIEF -- ILLEGALITY
  OF THE NON-REDEMPTION AND NULLIFICATION PROVISIONS OF AMP'S POISON PILL

           96. Plaintiff repeats and realleges the allegations above as if fully set forth herein.

           97. The Non-Redemption Provision -- which effectively strips duly elected directors of the ability to redeem the Poison Pill undermines the mandate embedded in Pennsylvania law, including PBCL Section 1725, that (a) only those directors validly elected by shareholders are entitled to manage the corporation; and (b) once directors are elected, they cannot be prevented from acting to manage the corporation.

           98. By denying the Board any ability, "following a majority change of disinterested directors," to redeem the Poison Pill, the Non-redemption Provision also violates Section 1.11 of AMP's Bylaws, which provides for the election of AMP directors by AMP's shareholders, and
 Section 2.1 of AMP's Bylaws, which provides that directors duly elected by the shareholders have the authority to manage AMP's business and affairs.

           99. The Non-Redemption Provision also violates PBCL Section 1721, which requires that, unless otherwise provided by statute or in a bylaw adopted by the shareholders all powers vested in a corporation "shall be exercised" by, or at the direction of, a corporation's directors. One such power expressly vested in the corporation under PBCL section 1502(18), is the power to "accept, reject, respond to, or take no action in respect of an actual or potential . . . tender offer." Since the shareholders of AMP have not (as yet) adopted a bylaw restricting their directors' ability to exercise this power, AMP's Board cannot by itself so limit the discretion of future directors through adoption of the Non- Redemption Provision.

           100. The Non-Redemption Provision is illegal under PBCL Sections 1525, 1712 and 1715, because it restricts the Board from redeeming the Poison Pill even if that is required by the Board members' fiduciary duties.

           101. Shareholders have fundamental voting rights that cannot be contravened by a corporation's board of directors. In an election contest, the adoption of a non-redeemable poison pill like AMP's is fundamentally unfair because it is designed to eradicate the AMP shareholders' rights to receive tender offers and wage proxy contests and consent solicitations to replace the AMP Board. And, because the Non-redemption Provision is specifically intended to take effect when shareholders have voted or consented to a change in control of the Board, it is inherently suspect as an entrenchment mechanism of the current AMP Board and AMP Management.

           102. The Non-Redemption Provision thus purposefully interferes with the shareholder voting franchise without any reasonable justification.

           103. In violating the PBCL and AMP's Bylaws, the adoption of the Non-Redemption Provision exceeds the powers granted to the corporation and its directors under PBCL Section 1502. This act is, therefore, ultra vires and of no effect.

           104. AMP's adoption of the Non-Redemption Provision also constitutes fraud and/or fundamental unfairness on the part of AMP, entitling the plaintiff shareholders to declaratory relief, and to injunctive relief invalidating the Non-Redemption Provision under PBCL
 Section 1105.

           105. Plaintiffs and the Class have no adequate remedy at law.

                                  COUNT IV

                  FOR INJUNCTIVE AND DECLARATORY RELIEF
          UNCONSTITUTIONALITY OF THE BUSINESS COMBINATION STATUTE

        106. Plaintiffs repeat and realleges its allegations above as if fully set forth herein.

        107. This claim arises under the Commerce, Supremacy, and Due Process Clauses of the United States Constitution.

        108. The Tender Offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer, and in transactions for the purchase and sale of AMP securities occurring across state lines.

        109. The Business Combination Statute ("Statute") violates the Commerce Clause because it imposes direct, substantial and adverse burdens on interstate commerce that are excessive in relation to the local interests purportedly served by the Statute. Among other things, the Statute may make it more difficult, if not impossible, to accomplish transactions which AMP shareholders may otherwise deem to be in their best interest, because the Statute vests the boards of Pennsylvania companies with ultimate power to stop potential business combinations.

        110. The Business Combination Statute is unconstitutional and null and void on its face under the Commerce Clause. In addition, the Statute is unconstitutional and null and void under the Commerce Clause in its application under the circumstances of this case. AMP's shareholders may be prevented from accepting the Tender Offer or any other offer to the extent the Board of AMP exercises its rights under the Statute in furtherance of its course of entrenchment. Accordingly, the undue burden on interstate commerce that is created by these statutes has a direct and substantial impact in this case.

        111. The Business Combination Statute also violates the Supremacy Clause of the United States Constitution. The Tender Offer is subject to, among other things, the federal laws and regulations governing tender offers, including the Williams Act amendments to the Securities Exchange Act, 15 U.S.C. sections 78m and 78n, and the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder. The Williams Act is intended to establish even-handed regulation of tender offers which favors neither the offeror nor incumbent management of the target, ensure disclosure of all material facts to shareholders, and preserves the decision concerning the merits of the offer to the target's stockholders.

        112. By establishing policies, standards and procedures that conflict with and are obstacles to the policies implemented by Congress through the Williams Act and the rules and regulations of the SEC promulgated thereunder, the Statute is invalid and unconstitutional as applied to the Tender Offer and consent solicitation under the Supremacy Clause of the United States Constitution, art. VI, cl. 2, which accords supremacy to federal law over conflicting state law, and violates and is preempted by Section 28(a) of Exchange Act, 15 U.S.C. section 78bb, which prohibits and preempts state regulation that conflicts with the provisions of the Exchange Act and the rules and regulations thereunder.

        113. The Statute also violates the Due Process Clause of the United States Constitution. The statute prevents the Class from exercising their voting rights as shareholders. Thus, those persons, acting under color of state law, are diminishing the property interest of all class members. The class members are thus being deprived of fundamental freedoms and property interests guaranteed by the Due Process Clause of the United States Constitution.

        114. Plaintiffs seek declaratory relief with respect to the unconstitutionality of the Statute pursuant to the Federal Declaratory Judgments Act, 28 U.S.C. section 2201, and injunctive relief against the application and enforcement of this unconstitutional Statute. Plaintiffs and the Class members are or will be irreparably and imminently injured by the wrongs alleged herein.

        115. Plaintiffs and the Class have no adequate remedy at law.

                             PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands judgment as follows:

        A. Declaring this to be a proper class action and certifying plaintiffs as class representatives;

        B. Declaring that the Business Combination Statute on its face or as applied herein is unconstitutional;

        C. Declaring that the non-redemption and nullification provisions violate the PBCL, and enjoining their enforcement;

        D. Declaring that the Individual Defendants have unlawfully infringed the voting rights of AMP shareholders;

        E. Declaring that the Individual Defendants have violated their fiduciary duties to AMP;

        F. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office and impairing the Company's stockholders' existing rights to vote, amend the bylaws, call a special stockholders' meeting, engage in a consent solicitation and elect directors who will have the authority to manage the corporation;

        G. Ordering defendants to disclose all material facts relating to their and Allied's solicitations;

        H. Ordering the Individual Defendants, jointly and severally, to account to AMP, plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

        I. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

        J. Granting such other and further relief as may be just and proper.

                                JURY DEMAND

        Pursuant to Federal Rule of Civil Procedure, plaintiff demands a trial by jury of all issues so triable.

                                 SAVETT FRUTKIN PODELL & RYAN, P.C.


                                 By: /s/ S. H. Savett
                                     --------------------------------
                                     Stuart H. Savett (I.D. No. 03669)
                                 325 Chestnut Street, Suite 700
                                 Philadelphia, PA 19106
                                 (215) 923-5400

                                 BERGER & MONTAGUE, P.C.
                                 Stephen Ramos (I.D. No. 35010)
                                 1622 Locust Street
                                 Philadelphia, Pennsylvania 19103
                                 (215) 875-3000

                                 WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
                                 Fred T. Isquith
                                 Jeffrey G. Smith
                                 Gregory Nespole
                                 270 Madison Avenue
                                 New York, NY 10016
                                 (212) 545-4600

                                 WECHSLER HARWOOD HALEBIAN & FEFFER
                                 Robert Harwood
                                 488 Madison Avenue
                                 New York, NY 10022
                                 (212) 935-7400

                                 LAW OFFICE BERNARD M. GROSS, P.C.
                                 Deborah R. Gross (I.D. No. 44542)
                                 Christopher T. Reyna (I.D. No. 46488)
                                 1500 Walnut Street, Sixth Floor
                                 Philadelphia, PA 19102
                                 (215) 561-3600